Room 4561
Via fax 01181352209905

March 13, 2008

Noriaki Yamaguchi
Representative Director & CFO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330, Japan

Re: Konami Corporation
Form 20-F for the Fiscal Year Ended March 31, 2007
Filed August 2, 2007
File no. 1-31452

Dear Mr. Yamaguchi:

We have reviewed your response to our letter dated February 8, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 3, 2008.

Form 20-F for the fiscal year ended March 31, 2007

Note 1. Business and Organization, Basis of Presentation and Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

1.   We note in your response to our prior comment 2 that although you use your internal servers to host online functionalities of your console games that are not hosted on the servers of the console maker, you may discontinue the use of these servers at your discretion and have determined that you do not have an ongoing service obligation to your customers for the use of your servers. As noted in our prior comment, we note that you market the online capability of your games to

your customers. Clarify whether your games provide a disclaimer to your customers regarding the Company's ability to discontinue the online capability features of your games or tell us how your customers become aware of your ability to discontinue the use of the online capability features at the time of purchase. Additionally, describe your history of providing these online services. As part of your response, identify individual games and indicate the period over which the online services were provided.

2.   We note in your response to our prior comment 3 that the development cost to feature online functionality is negligible and that the online services you provide only have incidental value to the overall product offering to which you cannot ascribe a separate value. Since your games include a software product and an undelivered software-related service element (i.e. hosted online functionality) that you have not established VSOE of fair value for, tell us how you considered the guidance under paragraph 67 of SOP 97-2 in determining your revenue recognition policy. In this regard, clarify why you believe it is appropriate to disregard the value of the online functionality in your games based on the percentage of purchasers who use your online services and tell us the specific accounting literature you are relying on. Also, tell us what percentage of users must use the online services before you would consider the value of the online functionality in your games to be significant. Additionally, tell us whether you perform an analysis of the percentage of customers that use the on-line capabilities by individual game or by game platform. If the latter is the case, then tell us how you consider whether the significance of the on-line capabilities varies from game to game. For example, we note in your press release related to Metal Gear Solid 4 that one of the significant features of this game is the ability to play others online with up to 16 players. Clarify how you determined whether such a feature adds significant value to the game.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, or me at (202) 551-3730 if you have questions regarding above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief